FORM 51-102F3
MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

June 3, 2004

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on June 3, 2004 via CCN Matthews.

Item Four - Summary of Material Change

NovaGold Resources Inc. (AMEX, TSX: NG) through its subsidiary SpectrumGold Inc. (TSX: SGX) has mobilized the Galore Creek exploration team to site. Preparations are underway to begin a major +20,000 meter (60,000 ft) drill campaign utilizing three diamond drills.

NovaGold Resources Inc. and SpectrumGold Inc. previously announced an agreement to combine their businesses subject to certain conditions under a plan of arrangement in which NovaGold is to acquire all of the approximately 44.6% of the common shares of SpectrumGold not currently held by NovaGold in an exchange of shares. All matters have been completed allowing the transaction to proceed to a vote of the SpectrumGold shareholders, scheduled for July 8th 2004 in Vancouver, British Columbia. The Information Circular was mailed on June 9th to SpectrumGold shareholders of record as of May 20th, 2004. With the appropriate affirmative vote by SpectrumGold shareholders on July 8th, 2004 final court and regulatory approval of the plan of arrangement should be concluded between July 15th and August 15th 2004.

Item Five - Full Description of Material Change

NovaGold Resources Inc. (AMEX, TSX: NG) through its subsidiary SpectrumGold Inc. (TSX: SGX) has mobilized the Galore Creek exploration team to site. Preparations are underway to begin a major +20,000 meter (60,000 ft) drill campaign utilizing three diamond drills. Up to 70 technical personnel will be on-site during the field season with work focused on drilling, geophysics, mine planning and infrastructure, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in early 2005. The 2004 program at Galore Creek will be one of the largest exploration programs in British Columbia with a current budget of over C$8 million with at least C$5 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated.

In May 2004 independent engineering firm Hatch of Vancouver completed an updated resource estimate for the Galore Creek project that showed that the deposit contains an Indicated Resource of 4.0 million ounces of gold, 52.2 million ounces of silver and 4.6 billion pounds of copper with an additional Inferred Resource of 1.2 million ounces of gold, 17.2 million ounces of silver and 1.3 billion pounds of copper using a 0.5% copper equivalent cut-off grade. Within this overall resource an Indicated Resource of 70 million tonnes grading 1 gram/tonne gold and 1% copper is present that would provide an accelerated return on the initial mine capital if it can be can be processed early in the mine life of the project. For further details on the updated resource estimate see the May 5th 2004 news release and/or the detailed 43-101 technical report available on SEDAR and the Company's website. Peter A. Lacroix, P. Eng., principal of Associated Mining Consultants Ltd., completed the resource estimate for the project and is a qualified person as defined by National Instrument 43-101.

The resource modeling further demonstrates that the Galore Creek mineralized system, which covers an area over 12 kilometers by 10 kilometers, remains open to significant expansion. The Company's new exploration model has identified the key structural elements that control higher-grade gold, silver and copper mineralization. The only areas included in the recent resource estimate are the Main and Southwest Deposits, which comprise only 2 of the 12 mineralized zones identified to date. There is excellent potential to add significantly to the overall resource and expand the higher grade zones of mineralization this season.

2004 Galore Creek Program Overview

In addition to expanding the on-site camp facilities for the large number of technical personnel, the Company is significantly expanding the existing project infrastructure including rehabilitation of the existing airstrip, rebuilding a series of bridges and repairing the road access to the Main and Southwest Deposits to ease access for exploration using the Company's new D-5 bulldozer.

The primary objectives of the program will be: In-fill and step-out drilling of the Main and Southwest Deposits to upgrade additional Inferred Category Resources to Indicated Resources, and to expand the current resource, which remains open both along strike and down dip; Define an initial 100 million tonnes of higher grade open pit resources grading 1 gram/tonne gold and 1% copper that could accelerate payback of the initial mine capital; Addition of new resources at the Copper Canyon and Junction targets, and to prioritize target areas on the adjacent Grace property; and Exploration for additional mineralization on a series of newly identified geophysical targets and known mineralized occurrences.

Additional exploration drilling will be targeted throughout the property and will be aided by significant new geophysical surveys, which are planned this summer. These surveys will be completed using a helicopter mounted instrument package and will include expanded aeromagnetic and radiometric coverage over the Grace and Copper Canyon areas where no data currently exists.

In addition, an extensive 3D IP/CSAMT survey is planned for the project to target additional mineralization at depths greater than 100 meters extending from the Southwest Deposit north through the Main Deposit and onto the Grace claims to the north. Additional lines will also be completed in the Copper Canyon area. This will allow the development of a 3D geophysical model to better evaluate the numerous unexplored occurrences and mineralized trends present on the property especially in areas covered by overburden.

Preliminary Economic Assessment Study Being Completed by Hatch

As part of the current work on the project, Hatch of Vancouver has been retained to complete a Preliminary Economic Assessment Study. The study will examine mine development options, infrastructure, access and power alternatives, site layout, metallurgy, development timelines, as well as capital and operating costs. The results of this work will be available in June-July 2004 and will guide pre-feasibility field engineering programs. A Pre-Feasibility Study is targeted for early 2005.

The Tahltan Nation Development Corporation and Rescan Environmental Services new joint company (RTEC) will carry out environmental baseline and other studies on the Galore Creek Project. RTEC will take the lead in collecting all baseline information and in assembling and interpreting this information for the Galore Creek Environmental Assessment Report.

In addition to RTEC, BGC Engineering of Vancouver has been contracted to complete detailed Pre-Feasibility level geotechnical studies on the proposed access routes and mine facilities. This work will be completed in conjunction with the on-going exploration program.

NovaGold and SpectrumGold Combination On Track, SpectrumGold Shareholder Meeting Scheduled for July 8th

NovaGold Resources Inc. and SpectrumGold Inc. previously announced an agreement to combine their businesses subject to certain conditions under a plan of arrangement in which NovaGold is to acquire all of the approximately 44.6% of the common shares of SpectrumGold not currently held by NovaGold in an exchange of shares.

Due to NovaGold's shareholding in SpectrumGold, the plan of arrangement will constitute a related party transaction. Each company established an independent committee to consider the transaction. The SpectrumGold independent committee retained Canaccord Capital Corporation to provide a fairness opinion as well as an independent valuation in compliance with certain Canadian statutory requirements. The NovaGold independent committee retained Salman Partners Inc. to provide a fairness opinion. These fairness opinions have been completed for both independent committees allowing the transaction to proceed to a vote of the SpectrumGold shareholders, scheduled for July 8th 2004 in Vancouver, British Columbia. The Information Circular was mailed on June 9th to SpectrumGold shareholders of record as of May 20th, 2004. With the appropriate affirmative vote by SpectrumGold shareholders on July 8th, 2004 final court and regulatory approval of the plan of arrangement should be concluded between July 15th and August 15th 2004.

With the conclusion of this transaction the resulting company will have three of the largest undeveloped resources in North America: the multi-million ounce Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, and the Ambler Project in partnership with Rio Tinto.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 10th day of June, 2004 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Corporate Secretary, Senior Vice President and CFO.

Joint News Release

Galore Creek Exploration Program Initiated

3rd June 2004 – Vancouver
NovaGold Resources Inc. (AMEX, TSX: NG) through its subsidiary SpectrumGold Inc. (TSX: SGX) has mobilized the Galore Creek exploration team to site. Preparations are underway to begin a major +20,000 meter (60,000 ft) drill campaign utilizing three diamond drills. Up to 70 technical personnel will be on-site during the field season with work focused on drilling, geophysics, mine planning and infrastructure, as well as environmental baseline data collection in preparation for the Pre-Feasibility Study targeted for completion in early 2005. The 2004 program at Galore Creek will be one of the largest exploration programs in British Columbia with a current budget of over C$8 million with at least C$5 million directed at drilling additional resources and upgrading the existing Inferred category resources to Measured and Indicated.

In May 2004 independent engineering firm Hatch of Vancouver completed an updated resource estimate for the Galore Creek project that showed that the deposit contains an Indicated Resource of 4.0 million ounces of gold, 52.2 million ounces of silver and 4.6 billion pounds of copper with an additional Inferred Resource of 1.2 million ounces of gold, 17.2 million ounces of silver and 1.3 billion pounds of copper using a 0.5% copper equivalent cut-off grade. Within this overall resource an Indicated Resource of 70 million tonnes grading 1 gram/tonne gold and 1% copper is present that would provide an accelerated return on the initial mine capital if it can be can be processed early in the mine life of the project. For further details on the updated resource estimate see the May 5th 2004 news release and/or the detailed 43-101 technical report that will be available on SEDAR and the Company's website by June 5th. Peter A. Lacroix, P. Eng., principal of Associated Mining Consultants Ltd., completed the resource estimate for the project and is a qualified person as defined by National Instrument 43-101.

The resource modeling further demonstrates that the Galore Creek mineralized system, which covers an area over 12 kilometers by 10 kilometers, remains open to significant expansion. The Company's new exploration model has identified the key structural elements that control higher-grade gold, silver and copper mineralization. The only areas included in the recent resource estimate are the Main and Southwest Deposits, which comprise only 2 of the 12 mineralized zones identified to date. There is excellent potential to add significantly to the overall resource and expand the higher grade zones of mineralization this season.

2004 Galore Creek Program Overview

In addition to expanding the on-site camp facilities for the large number of technical personnel, the Company is significantly expanding the existing project infrastructure including rehabilitation of the existing airstrip, rebuilding a series of bridges and repairing the road access to the Main and Southwest Deposits to ease access for exploration using the Company's new D-5 bulldozer.

The primary objectives of the program will be:
  In-fill and step-out drilling of the Main and Southwest Deposits to upgrade additionalInferred Category Resources to Indicated Resources, and to expand the current resource,which remains open both along strike and down dip;
  Define an initial 100 million tonnes of higher grade open pit resources grading 1gram/tonne gold and 1% copper that could accelerate payback of the initial mine capital;
  Addition of new resources at the Copper Canyon and Junction targets, and to prioritizetarget areas on the adjacent Grace property;
  Exploration for additional mineralization on a series of newly identified geophysical targetsand known mineralized occurrences.

Additional exploration drilling will be targeted throughout the property and will be aided by significant new geophysical surveys, which are planned this summer. These surveys will be completed using a helicopter mounted instrument package and will include expanded aeromagnetic and radiometric coverage over the Grace and Copper Canyon areas where no data currently exists.

In addition, an extensive 3D IP/CSAMT survey is planned for the project to target additional mineralization at depths greater than 100 meters extending from the Southwest Deposit north through the Main Deposit and onto the Grace claims to the north. Additional lines will also be completed in the Copper Canyon area. This will allow the development of a 3D geophysical model to better evaluate the numerous unexplored occurrences and mineralized trends present on the property especially in areas covered by overburden.

Preliminary Economic Assessment Study Being Completed by Hatch

As part of the current work on the project, Hatch of Vancouver has been retained to complete a Preliminary Economic Assessment Study. The study will examine mine development options, infrastructure, access and power alternatives, site layout, metallurgy, development timelines, as well as capital and operating costs. The results of this work will be available in June-July 2004 and will guide pre-feasibility field engineering programs. A Pre-Feasibility Study is targeted for early 2005.

The Tahltan Nation Development Corporation and Rescan Environmental Services new joint company (RTEC) will carry out environmental baseline and other studies on the Galore Creek Project. RTEC will take the lead in collecting all baseline information and in assembling and interpreting this information for the Galore Creek Environmental Assessment Report.

In addition to RTEC, BGC Engineering of Vancouver has been contracted to complete detailed Pre-Feasibility level geotechnical studies on the proposed access routes and mine facilities. This work will be completed in conjunction with the on-going exploration program.

NovaGold and SpectrumGold Combination On Track, SpectrumGold Shareholder Meeting Scheduled for July 8th

NovaGold Resources Inc. and SpectrumGold Inc. previously announced an agreement to combine their businesses subject to certain conditions under a plan of arrangement in which NovaGold is to acquire all of the approximately 44.6% of the common shares of SpectrumGold not currently held by NovaGold in an exchange of shares.

Due to NovaGold's shareholding in SpectrumGold, the plan of arrangement will constitute a related party transaction. Each company established an independent committee to consider the transaction. The SpectrumGold independent committee retained Canaccord Capital Corporation to provide a fairness opinion as well as an independent valuation in compliance with certain Canadian statutory requirements. The NovaGold independent committee retained Salman Partners Inc. to provide a fairness opinion. These fairness opinions have been completed for both independent committees allowing the transaction to proceed to a vote of the SpectrumGold shareholders, scheduled for July 8th 2004 in Vancouver, British Columbia. The Information Circular will be mailed by June 9th to SpectrumGold shareholders of record as of May 20th, 2004. With the appropriate affirmative vote by SpectrumGold shareholders on July 8th, 2004 final court and regulatory approval of the plan of arrangement should be concluded between July 15th and August 15th 2004.

With the conclusion of this transaction the resulting company will have three of the largest undeveloped resources in North America: the multi-million ounce Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, and the Ambler Project in partnership with Rio Tinto.

About NovaGold and SpectrumGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing five separate million-plus-ounce gold deposits toward production in Alaska and Western Canada; including three of the largest undeveloped deposits in North America: the Galore Creek project through its subsidiary SpectrumGold, the Donlin Creek project in partnership with Placer Dome, the Ambler Project in partnership with Rio Tinto. NovaGold is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net

For more information contact:
Greg Johnson, VP Corporate Development	Don MacDonald, CA, Senior VP & CFO
E-mail: Greg.Johnson@NovaGold.net	E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company's projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.